Exhibit 4.10

RESTRICTED STOCK UNIT AWARD AGREEMENT AS GOVERNED BY THE TERMS OF THE XPO LOGISTICS, INC. 2011 OMNIBUS INCENTIVE COMPENSATION PLAN, dated as of February 13, 2012, between XPO LOGISTICS, INC., a Delaware corporation (the “Company”), and JOHN J. HARDIG.

This Restricted Stock Unit Award Agreement (this “Award Agreement”) sets forth the terms and conditions of an award of 50,000 restricted stock units (this “Award”) that are subject to the terms and conditions specified herein (each such restricted stock unit, an “RSU”) and that are governed by the terms and conditions of the XPO Logistics, Inc. 2011 Omnibus Incentive Compensation Plan (the “Plan”). This Award constitutes an unfunded and unsecured promise of the Company to deliver (or cause to be delivered) to you, subject to the terms of this Award Agreement, shares of the Company’s Common Stock, $0.001 par value (each, a “Share”) as set forth in Section 3 of this Award Agreement.

THIS AWARD IS SUBJECT TO ALL TERMS AND CONDITIONS OF THE PLAN AND THIS AWARD AGREEMENT, INCLUDING THE DISPUTE RESOLUTION PROVISIONS SET FORTH IN SECTION 10 OF THIS AWARD AGREEMENT. BY SIGNING YOUR NAME BELOW, YOU SHALL HAVE CONFIRMED YOUR ACCEPTANCE OF THE TERMS AND CONDITIONS OF THIS AWARD AGREEMENT.

SECTION 1. The Plan. This Award is granted to you as an inducement to serve as the Company’s Chief Financial Officer and as an incentive for increased efforts during such service. Although this Award is not granted under the Plan, it is governed by the terms and conditions of the Plan, all of which are hereby incorporated in this Award Agreement. In the event of any conflict between the terms of the Plan and the terms of this Award Agreement, the terms of the Plan shall govern. Except as explicitly set forth in this Award Agreement, in the event of any conflict between the terms of this Award Agreement and the terms of any individual employment agreement between you and the Company or any of its Subsidiaries (an “Employment Agreement”), the terms of your Employment Agreement will govern.

SECTION 2. Definitions. Capitalized terms used in this Award Agreement that are not defined in this Award Agreement have the meanings as used or defined in the Plan. As used in this Award Agreement, the following terms have the meanings set forth below:

“Business Day” means a day that is not a Saturday, a Sunday or a day on which banking institutions are legally permitted to be closed in the City of New York.

“Cause” has the meaning set forth in your Employment Agreement.

“Section 409A” means Section 409A of the Internal Revenue Code of 1986, as amended, and the regulations and other interpretive guidance promulgated thereunder, as in effect from time to time.

“Settlement Date” means each date on which you become entitled to delivery of Shares in settlement of the RSUs subject to this Award Agreement, as provided in Section 3(a), 3(b) or 3(c) of this Award Agreement.

SECTION 3. Vesting and Settlement. (a) Regularly Scheduled Settlement. (i) On each Settlement Date set forth below, you shall become entitled to delivery of Shares in settlement of the number of RSUs that corresponds to such Settlement Date, as specified in the chart below, provided that you must be actively employed by the Company or any of its Subsidiaries on the relevant Settlement Date, except (A) as otherwise determined by the Committee in its sole discretion, (B) as set forth in this Section 3 of this Award Agreement or (C) as otherwise provided in your Employment Agreement.

(ii) In the event that your employment with the Company is terminated prior to the last Settlement Date under any of the circumstances described in your Employment Agreement, your entitlement to receive Shares pursuant to this Award shall be governed by the relevant section of your Employment Agreement.

Scheduled Settlement Date	Percentage Settled on Such Date	Number of Restricted Stock Units Vesting on Such Date
September 2, 2012	20%	10,000
September 2, 2013	20%	10,000
September 2, 2014	20%	10,000
September 2, 2015	20%	10,000
September 2, 2016	20%	10,000

(b) Settlement of RSU Award. Except as set forth in your Employment Agreement and subject to Sections 3(a), 3(c) and 7 of this Award Agreement, on each Settlement Date, the Company shall deliver to you or your legal representative one Share issued pursuant to this Award Agreement for each RSU that is scheduled to be settled on such date in accordance with the terms of this Award Agreement.

(c) Change of Control. In the event of a Change of Control, all outstanding RSUs shall accelerate vesting as of immediately prior to such Change of Control, in which case, except as otherwise set forth in your Employment Agreement, all outstanding RSUs shall be settled not later than the tenth (10th) day following the date of such Change of Control. In addition, all outstanding RSUs shall accelerate vesting in accordance with the terms of Section 3(d) of your Employment Agreement in the event your employment is terminated without Cause prior to a Change of Control and such termination of employment is in anticipation of the Change of Control and such Change of Control actually occurs not later than six months following the date on which such termination occurs. Notwithstanding the foregoing, in the event that payment of any amount that would otherwise be paid pursuant to the immediately preceding sentence would result in a violation of Section 409A, then your rights to payment of such amount shall become vested pursuant to such sentence and the amount of such payment shall be determined as of the Change of Control, but such amount shall not be paid to you until the earliest time permitted under Section 409A.

SECTION 4. Forfeiture of RSUs. Notwithstanding the foregoing, unless the Committee determines otherwise, and except as otherwise provided in your Employment Agreement or in Section 3 of this Award Agreement, if the Settlement Date with respect to any RSUs awarded to you pursuant to this Award Agreement has not occurred prior to the earliest to occur of (a) the date on which your employment with the Company or any of its Subsidiaries terminates, (b) the date on which you breach any restrictive covenant (which, for the avoidance of doubt, includes any non-compete, non-solicit or confidentiality provisions, but does not include any non-disparagement provision set forth in Section 7(f) of your Employment Agreement or otherwise) contained in any arrangements with the Company (including your Employment Agreement) to which you are subject and (c) the date on which you engage in fraud or wilful misconduct that contributes materially to any financial restatement or material loss to the Company or any of its Subsidiaries, your rights with respect to such RSUs shall immediately terminate, and you shall be entitled to no further payments or benefits with respect thereto. Furthermore, except as otherwise provided in your Employment Agreement, in the event that the Company terminates your employment for Cause or you engage in conduct described in clause (b) or (c) of the immediately preceding sentence, the Company may, (A) in the case of a termination for Cause, at any time up to six months after such termination, or (B) in the case of a violation of the restrictive covenants or engaging in fraud or willful misconduct, at any time up to six months after learning of such conduct, but in no event more than two years after you engage in such conduct, (x) terminate or cancel the RSUs, including any vested amounts thereof, (y) require you to forfeit or remit to the Company any amount payable, or the after-tax net amount paid or received by you, in respect of any RSUs the vesting of which was accelerated upon termination of your employment for any reason, and (z) require you to forfeit or remit to the Company any Shares (or the equivalent value in cash) required to be held by you under the Company’s Stock Ownership Guideline (subject, in the case of this Award Agreement and all other equity-based award agreements with the Company, to an aggregate maximum of four times your base salary, as in effect on the date of termination) and that were issued to you upon settlement of any RSUs; provided, however, that, in cases where cure is possible, you shall first be provided a 15-day cure period to cease, and to cure, such conduct.

SECTION 5. No Rights as a Stockholder. You shall not have any rights or privileges of a stockholder with respect to the RSUs subject to this Award Agreement unless and until certificates representing Shares are actually issued and delivered to you or your legal representative in settlement of this Award.

SECTION 6. Non-Transferability of RSUs. Unless otherwise provided by the Committee in its discretion, RSUs may not be sold, assigned, alienated, transferred, pledged, attached or otherwise encumbered except as provided in Section 9(a) of the Plan. Any purported sale, assignment, alienation, transfer, pledge, attachment or other encumbrance of RSUs in violation of the provisions of this Section 6 and Section 9(a) of the Plan shall be void.

SECTION 7. Withholding, Consents and Legends. (a) Withholding. The delivery of Shares pursuant to Section 3(b) or 3(c) of this Award Agreement is conditioned on satisfaction of any applicable withholding taxes in accordance with this Section 7(a) and Section 9(d) of the Plan. No later than the date as of which an amount first becomes includible in your gross income for Federal, state, local or foreign income tax purposes with respect to any RSUs you shall pay to the Company, or make arrangements satisfactory to the Company regarding the payment of, any Federal, state, local and foreign taxes that are required by applicable laws and regulations to be withheld with respect to such amount. In the event that there is withholding tax liability in connection with the settlement of the RSUs you may satisfy, in whole or in part, any withholding tax liability by having the Company withhold from the number of Shares you would be entitled to receive upon settlement of the RSUs a number of Shares having a Fair Market Value (which shall either have the meaning set forth in the Plan or shall have such other meaning as determined by the Company in accordance with applicable withholding requirements) equal to such withholding tax liability.

(b) Consents. Your rights in respect of the RSUs are conditioned on the receipt to the full satisfaction of the Committee of any required consents that the Committee may determine to be necessary or advisable (including your consent to the Company’s supplying to any third-party recordkeeper such personal information as the Committee deems advisable to administer this Award).

(c) Legends. The Company may affix to certificates for Shares issued pursuant to this Award Agreement any legend that the Committee determines to be necessary or advisable (including to reflect any restrictions to which you may be subject under any applicable securities laws). The Company may advise the transfer agent to place a stop order against any legended Shares.

SECTION 8. Successors and Assigns of the Company. The terms and conditions of this Award Agreement shall be binding upon and shall inure to the benefit of the Company and its successors and assigns.

SECTION 9. Committee Discretion. The Committee shall have full and plenary discretion with respect to any actions to be taken or determinations to be made in connection with this Award Agreement, and its determinations shall be final, binding and conclusive.

SECTION 10. Dispute Resolution. (a) Jurisdiction and Venue. Notwithstanding any provision in your Employment Agreement, you and the Company irrevocably submit to the exclusive jurisdiction of (i) the United States District Court for the Southern District of New York and (ii) the courts of the State of New York for the purposes of any suit, action or other proceeding arising out of this Award Agreement or the terms and conditions of the Plan. You and the Company agree to commence any such action, suit or proceeding either in the United States District Court for the Southern District of New York or, if such suit, action or other proceeding may not be brought in such court for jurisdictional reasons, in the courts of the State of New York. You and the Company further agree that service of any process, summons, notice or document by U.S. registered mail to the other party’s address set forth below shall be effective service of process for any action, suit or proceeding in New York with respect to any matters to which you have submitted to jurisdiction in this Section 10(a). You and the Company irrevocably and unconditionally waive any objection to the laying of venue of any action, suit or proceeding arising out of this Award Agreement or the terms and conditions of the Plan in (A) the United States District Court for the Southern District of New York or (B) the courts of the State of New York, and hereby and thereby further irrevocably and unconditionally waive and agree not to plead or claim in any such court that any such action, suit or proceeding brought in any such court has been brought in an inconvenient forum.

(b) Waiver of Jury Trial. You and the Company hereby waive, to the fullest extent permitted by applicable law, any right either of you may have to a trial by jury in respect to any litigation directly or indirectly arising out of, under or in connection with this Award Agreement or the terms and conditions of the Plan.

(c) Confidentiality. You hereby agree to keep confidential the existence of, and any information concerning, a dispute described in this Section 10, except that you may disclose information concerning such dispute to the court that is considering such dispute or to your legal counsel (provided that such counsel agrees not to disclose any such information other than as necessary to the prosecution or defense of the dispute).

SECTION 11. Notice. All notices, requests, demands and other communications required or permitted to be given under the terms of this Award Agreement shall be in writing and shall be deemed to have been duly given when delivered by hand or overnight courier or three Business Days after they have been mailed by U.S. certified or registered mail, return receipt requested, postage prepaid, addressed to the other party as set forth below:

If to the Company:	XPO Logistics, Inc. Five Greenwich Office Park Greenwich, CT 06831 Attention: General Counsel

with copies to:	Cravath, Swaine & Moore LLP 825 Eighth Avenue New York, NY 10019 Attention: Jennifer S. Conway, Esq. Facsimile: (212) 474-3700

If to you:	To your address as most recently supplied to the Company and set forth in the Company’s records

The parties may change the address to which notices under this Award Agreement shall be sent by providing written notice to the other in the manner specified above.

SECTION 12. Governing Law. This Award Agreement shall be deemed to be made in the State of Delaware, and the validity, construction and effect of this Award Agreement in all respects shall be determined in accordance with the laws of the State of Delaware, without giving effect to the conflict of law principles thereof.

SECTION 13. Headings and Construction. Headings are given to the Sections and subsections of this Award Agreement solely as a convenience to facilitate reference. Such headings shall not be deemed in any way material or relevant to the construction or interpretation of this Award Agreement or any provision thereof. Whenever the words “include”, “includes” or “including” are used in this Award Agreement, they shall be deemed to be followed by the words “but not limited to”. The term “or” is not exclusive.

SECTION 14. Amendment of this Award Agreement. The Committee may waive any conditions or rights under, amend any terms of, or alter, suspend, discontinue, cancel or terminate this Award Agreement prospectively or retroactively; provided, however, that, except as set forth in Section 15(d) of this Award Agreement, any such waiver, amendment, alteration, suspension, discontinuance, cancelation or termination that would materially and adversely impair your rights under this Award Agreement shall not to that extent be effective without your consent (it being understood, notwithstanding the foregoing proviso, that this Award Agreement and the RSUs shall be subject to the provisions of Section 7(c) of the Plan).

SECTION 15. Section 409A. (a) It is intended that the provisions of this Award Agreement comply with Section 409A, and all provisions of this Award Agreement shall be construed and interpreted in a manner consistent with the requirements for avoiding taxes or penalties under Section 409A.

(b) Neither you nor any of your creditors or beneficiaries shall have the right to subject any deferred compensation (within the meaning of Section 409A) payable under this Award Agreement to any anticipation, alienation, sale, transfer, assignment, pledge, encumbrance, attachment or garnishment. Except as permitted under Section 409A, any deferred compensation (within the meaning of Section 409A) payable to you or for your benefit under this Award Agreement may not be reduced by, or offset against, any amount owing by you to the Company or any of its Affiliates.

(c) If, at the time of your separation from service (within the meaning of Section 409A), (i) you shall be a specified employee (within the meaning of Section 409A and using the identification methodology selected by the Company from time to time) and (ii) the Company shall make a good faith determination that an amount payable hereunder constitutes deferred compensation (within the meaning of Section 409A) the payment of which is required to be delayed pursuant to the six-month delay rule set forth in Section 409A in order to avoid taxes or penalties under Section 409A, then the Company shall not pay such amount on the otherwise scheduled payment date but shall instead pay it, without interest (except as otherwise provided in your Employment Agreement), on the first business day after such six-month period.

(d) Notwithstanding any provision of this Award Agreement to the contrary, in light of the uncertainty with respect to the proper application of Section 409A, the Company reserves the right to make amendments to this Award Agreement as the Company deems necessary or desirable to avoid the imposition of taxes or penalties under Section 409A. In any case, you shall be solely responsible and liable for the satisfaction of all taxes and penalties that may be imposed on you or for your account in connection with this Award Agreement (including any taxes and penalties under Section 409A), and neither the Company nor any of its Affiliates shall have any obligation to indemnify or otherwise hold you harmless from any or all of such taxes or penalties.

SECTION 16. Counterparts. This Award Agreement may be signed in counterparts, each of which shall be an original, with the same effect as if the signatures thereto and hereto were upon the same instrument. You and the Company hereby acknowledge and agree that signatures delivered by facsimile or electronic means (including by “pdf”) shall be deemed effective for all purposes.

IN WITNESS WHEREOF, the parties have duly executed this Award Agreement as of the date first written above.

XPO LOGISTICS, INC.,

by
/s/ Gordon E. Devens
	Name:	Gordon E. Devens
	Title:	Senior Vice President, General Counsel

JOHN J. HARDIG,

/s/ John J. Hardig

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